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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROOKSTREET SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 (Address) Mission Viejo (City), California (State) 92691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKSTREET SECURITIES CORPORATION, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SUSIE M. DIAZ
Commission # 1429344
Notary Public - California
Orange County
My Comm. Expires Jul 8, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

BROOKSTREET SECURITIES CORPORATION

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
BROOKSTREET SECURITIES CORPORATION
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

BROOKSTREET SECURITIES CORPORATION

Table of Contents

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Brookstreet Securities Corporation
Irvine, California

We have audited the accompanying balance sheet of Brookstreet Securities Corporation as of December 31, 2006, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the six months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstreet Securities Corporation as of December 31, 2006, and the results of their operations and their cash flows for the six months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 21, 2007

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

BROOKSTREET SECURITIES CORPORATION

Balance Sheet

December 31, 2006

CURRENT ASSETS	
Cash	$ 3,370,948
Accounts receivable - Note 2	2,015,440
Deposits - Note 3	400,355
Marketable securities - Notes 1 and 6	8,776,760
Prepaid expenses and other assets	508,309
TOTAL CURRENT ASSETS	15,071,812
Fixed Assets - at cost - net of accumulated depreciation of $585,158 - Notes 1 and 4	284,051
Deferred tax asset - Note 8	5,000
Other assets	1,238,500
TOTAL ASSETS	$ 16,599,363

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable - Note 2	$ 3,685,837
Accounts payable and accrued expenses - Note 5	2,523,012
Income taxes payable - Note 8	17,502
TOTAL CURRENT LIABILITIES	6,226,351
COMMITMENTS AND CONTINGENCIES - Note 10	
STOCKHOLDER'S EQUITY	
Capital stock - no par, 10,000,000 shares authorized, 2,588,685 shares issued and outstanding	20,000
Additional paid-in capital	110,525
Retained earnings	10,242,487
TOTAL STOCKHOLDER'S EQUITY	10,373,012
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,599,363

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statement of Income
For The Six Months Ended December 31, 2006

REVENUES - Note 1	
Commission income	$ 60,136,520
Clearance and execution fees recovered	151,634
Interest and dividend income	1,096,418
Other income	3,835,562
TOTAL REVENUES	65,220,134
EXPENSES	
Commission expense	46,900,743
Salaries and payroll taxes	8,493,837
Interest	150,761
Other operating expenses	8,698,225
TOTAL EXPENSES	64,243,566
INCOME BEFORE PROVISION FOR INCOME TAXES	976,568
PROVISION FOR INCOME TAXES - Notes 1 and 7	
Current	17,502
Deferred	206,000
TOTAL PROVISION FOR INCOME TAXES	223,502
NET INCOME	$ 753,066

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For The Six Months Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - June 30, 2006	$ 20,000	$ 110,525	$ 10,449,421	$ 10,579,946
Net Income	-	-	753,066	753,066
Stockholder Distributions	-	-	(960,000)	(960,000)
Balance - December 31, 2006	$ 20,000	$ 110,525	$ 10,242,487	$ 10,373,012

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statement of Cash Flows
For The Six Months Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 753,066
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	60,378
Changes in assets and liabilities:	
Decrease in accounts receivable	688,337
Decrease in marketable securities	5,232,932
Decrease in prepaid expenses and other assets	941,851
Increase in deposits	(6,824)
Decrease in accounts payable and accrued expenses	(2,903,438)
Increase in commissions payable	92,106
Decrease in income taxes payable	(1,785,178)
Decrease in deferred taxes	206,000
Net cash provided by operating activities	3,279,230
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder Distributions	(460,000)
Net cash consumed by financing activities	(460,000)
Net increase in cash	2,819,230
CASH BALANCE - beginning	551,718
CASH BALANCE - ending	$ 3,370,948
Supplemental disclosure of cash flow information:	
Interest paid	$ 150,761
Income taxes paid	$ 1,794,272

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statement of Changes in Liabilities
Subordinated To Claims of General Creditors

For The Six Months Ended December 31, 2006

Not applicable.

BROOKSTREET SECURITIES CORPORATION
Notes to Financial Statements
For The Six Months Ended December 31, 2006

THE COMPANY

Brookstreet Securities Corporation (a California corporation), "the Company", is a registered securities broker/dealer. The Company sells financial products, primarily mutual funds, securities and insurance, through independent registered representatives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and for income tax preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis. The marketable securities are marked to market and the difference between cost and market value is included in the Statement of Income. The securities are classified as trading securities.

Furniture and fixtures - fixed assets are stated at cost. Repairs and maintenance expenditures, which do not extend the useful life of the assets owned, are expensed as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future (see Note 7). As of July 1, 2006, the Company has elected to be taxed under the provisions of Subchapter S and the Internal Revenue Code. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. The Company does pay a 1.5% franchise tax fee on net income to the State of California and this has been recorded as the current income tax provision. The shareholder is liable for federal and state income taxes on his allocable share of the Company's taxable income. As a result of this election, the Company has changed its fiscal year-end to December 31.

Concentration of risks - the Company maintains its cash accounts in financial institutions guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the cash balances exceeded the FDIC limit.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statement of Income for the six months ended December 31, 2006.

NOTE 2 - ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

Accounts receivable consists primarily of commissions due the Company from the sale of securities, including mutual funds and government securities, as well as insurance products.

The commissions payable represents amounts due to the Company's sales representatives in connection with the sale of securities.

NOTE 3 - DEPOSITS

Deposits as of December 31, 2006, consists of the following:

National Financial Services Corporation (NFSC)	$ 50,000
National Security Clearing Corporation (NSCC)	40,109
Folio FN	4,534
Cantor Fitzgerald	197,934
Wedbush	107,778
	$ 400,355

NFSC, NSCC and Wedbush are the Company's clearinghouses. The deposit with Folio FN relates to the Company's advisory fee business, and the deposit with Cantor Fitzgerald relates to the Company's bond trading.

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost and as of December 31, 2006, consists of the following:

Computers, office equipment and software	$ 599,588
Office furniture and fixtures	269,621
	869,209
Less accumulated depreciation	(585,158)
Net fixed assets	$ 284,051

Depreciation expense for the six months ended December 31, 2006, was $60,378.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable is $4,303 as of December 31, 2006, relating to the short sale of marketable securities. Included in accrued expenses is $500,000 in connection with a distribution that is due to be paid to the shareholder of the Company.

NOTE 6 - NOTE PAYABLE – BANK

The Company has available a $2,000,000 revolving line of credit from its bank at an interest rate of prime plus ¼% per annum.

NOTE 7 - PROVISION FOR INCOME TAXES

As disclosed in Note 1, the Company's shareholder elected Subchapter S status for income tax purposes as of July 1, 2006, and the Company changed its fiscal year end to December 31. Generally accepted accounting principles requires companies that are taxed at the corporate level to account for deferred taxes. Deferred taxes arises mainly from a legal reserve temporary timing differences that will be deductible in future periods for tax purposes and depreciation differences. Since S Corporations do not pay federal or state income tax at the corporate level, the deferred tax asset that existed at the time the Company became an S Corporation is recorded for financial statement purposes as a deferred tax expense in the year in which the change in status occurred. Accordingly, for financial statement purposes, recorded on the Statement of Income for the six months ended December 31, 2006, is the elimination of the deferred tax asset in the amount of $206,000. Since the State of California does have a 1.5% franchise tax on net profits of the S Corporation, a deferred tax asset in the amount of $5,000 has been calculated as of December 31, 2006, relating to the timing differences noted above. The current income tax provision in the amount of $17,502 represents the 1.5% franchise tax assessed by the State of California on the net profits for the six months ended December 31, 2006.

NOTE 8 - NET CAPITAL REQUIREMENT

As of December 31, 2006, the Company had met its net capital requirement pursuant to SEC Rule 15c-1. As of December 31, 2006 the Company had net capital in the amount of $6,526,097, which was $6,111,294 in excess of its required net capital of $414,803. The Commodity Futures Trading Commission (CFTC) has a minimum net capital requirement of $500,000, which the Company exceeds by $6,026,097 as of December 31, 2006.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space in Irvine under an operating lease which has been renewed and amended at various times throughout the lease term. Currently, the monthly rent expense is $61,928 and is due to expire in December 2010. Rent expense for the six months ended December 31, 2006, was $401,697.

The Company also leases various office equipment classified as operating leases which expire at various times through April 2011. These monthly payments total $4,253.

The minimum future lease payments under the non-cancelable operating leases as of December 31, 2006, through the remainder of the lease terms, are as follows:

For year ended December 31,	2007	$786,491
	2008	$779,285
	2009	$782,721
	2010	$782,721

The Company is also subject to various claims and lawsuits which arose primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined. As of December 31, 2006, the Company has included in its financial statements an allowance for estimated losses.

As an underwriter of direct private placements, the Company may receive options/warrants relating to the direct private placements that can be exercised in the future. Since the value of these future options/warrants cannot readily be determined, no amount has been recorded in the current financial statements.

NOTE 11 - EMPLOYEE BENEFIT PLAN

During the year ended June 30, 2002, the Company adopted a 401(k) and Profit Sharing Plan. Employer contributions were $179,835 for the six months ended December 31, 2006.

BROOKSTREET SECURITIES CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity:	
Stockholders' equity (from balance sheet)	$ 10,373,012
Deductions:	
Prepaid expenses and other assets	1,746,809
Marketable securities haircut	954,805
Fixed assets	284,051
Deferred tax asset	5,000
Restricted securities	856,250
	3,846,915
Net Capital	$ 6,526,097
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement ($500,000 requirement for CFTC)	250,000
Minimum net capital (6-2/3% of aggregate indebtedness)	414,803
Excess Net Capital	$ 6,111,294
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness (from balance sheet) (less non AI Liabilities of $4,303 in 2006)	$ 6,222,048
Ratio of aggregate indebtedness to Net Capital	.94 to 1

RECONCILIATION

The following is a reconciliation as of December 31, 2006, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Net Capital - Company's computation	$ 6,568,551
Reconciling items:	
Accrued Accounts Payable	(35,717)
Marketable Securities Haircut adjustment	260
Shareholder Distribution Payable	(500,000)
Deferred Tax Asset	162,400
Income tax provision adjustment	330,603
Net Capital	$ 6,526,097

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2006

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

BROOKSTREET SECURITIES CORPORATION
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2006

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.



Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Brookstreet Securities Corporation
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of Brookstreet Securities Corporation (the Company), as of and for the six months ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 21, 2007

END